UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Teekay LNG Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8564M 10 5

(CUSIP Number)

Anne Liversedge

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8565J 10 1

1.	Names of Reporting Persons Teekay Corporation I.R.S. Identification Nos. of above persons (entities only) 98-0224774
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 35,958,274(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,958,274(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,958,274(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.6%(1)
14.	Type of Reporting Person CO

(1)

As of the date of this Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on May 20, 2005, Teekay Corporation beneficially owns 35,958,274 common units (“Common Units”) representing limited partner interests in Teekay LNG Partners L.P. (the “Issuer”), including the 10,750,000 Common Units issued by the Issuer to the General Partner (as defined below) on May 11, 2020 in the transaction described in Item 3 below. In addition, as of the date of this Amendment, Teekay Corporation beneficially owns 100% of the limited liability company interests in Teekay GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner currently has a 1.76% general partner interest in the Issuer. Teekay Corporation is the indirect beneficial owner, through wholly-owned subsidiaries, of the General Partner’s general partner interest in, and of the Common Units it beneficially owns of, the Issuer. The calculation of the percentage of the Issuer’s Common Units beneficially owned by the Reporting Person is based on 88,476,164 Common Units outstanding as of May 11, 2020, including the 10,750,000 Common Units issued by the Issuer to the General Partner on May 11, 2020 in the transaction described in Item 3 below.

Explanatory Note:

This Amendment amends and supplements the statement on Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on May 20, 2005 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to Common Units, representing limited partner interests of Teekay LNG Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with its principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to Teekay Corporation, a corporation existing under the laws of the Republic of the Marshall Islands (the “Reporting Person”), with its principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. The Reporting Person is principally engaged in the business of providing oil and gas transportation services.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it or such individual is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented as follows:

On May 9, 2020, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with the General Partner pursuant to which all of the incentive distribution rights, which represented the right to receive an increasing percentage of quarterly distributions of the Issuer in excess of specified amounts, were contributed by the General Partner to the Issuer for cancellation in exchange for the issuance by the Issuer to the General Partner of 10,750,000 Common Units (the “Exchange Transaction”). The Exchange Transaction closed on May 11, 2020.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

The Reporting Person acquired beneficial ownership of the Issuer’s securities indicated in Item 3 for and as part of the transactions described in Item 3 above.

As of the date of this Amendment, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•

any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer’s business or partnership structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owns and has sole dispositive and voting power with respect to 35,958,274 Common Units (including the 10,750,000 Common Units issued by the Issuer to the General Partner on May 11, 2020 in the Exchange Transaction), representing approximately 40.6% of the outstanding Common Units of the Issuer, which is based on 88,476,164 Common Units outstanding as of May 11, 2020 (including 10,750,000 Common Units issued by the Issuer to the General Partner on May 11, 2020 in the Exchange Transaction).

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units owned by the Reporting Person.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d)    No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Item 3 above is hereby incorporated by reference in this Item 6.

Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C.

Under the Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., the Reporting Person has the right to designate the individuals to serve on the board of directors of the General Partner.

Fifth Amended and Restated Limited Partnership Agreement of Teekay LNG Partners L.P.

The 5th Amended and Restated Limited Partnership Agreement of Teekay LNG Partners L.P. (the “Limited Partnership Agreement”) sets forth the rights, preferences and privileges of the Common Units and the Preferred Units (as defined in the Limited Partnership Agreement) of the Issuer, including rights to cash distributions, and, among other things, provides the General Partner with registration rights, preemptive rights and the right, but not the obligation, to repurchase all, but not less than all, of the remaining Common Units in the event the General Partner and its affiliates own more than 80% of the Common Units then outstanding.

Please refer to the full text of the Limited Partnership Agreement, a copy of which is filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K filed on May 11, 2020, and incorporated by reference herein, for more detailed information regarding the Limited Partnership Agreement.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

E	Fifth Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., dated as of May 11, 2020 (filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K filed with the Commission on May 11, 2020 and incorporated by reference herein in its entirety).

F	Exchange Agreement, dated as of May 9, 2020, by and between Teekay LNG Partners L.P. and Teekay GP L.L.C. (filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K filed with the Commission on May 11, 2020 and incorporated by reference herein in its entirety).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2020

Teekay Corporation

\s\ Arthur J. Bensler
Name: Arthur J. Bensler
Title: EVP and General Counsel

SCHEDULE A

Directors and Executive Officers of Teekay Corporation:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
David Schellenberg, Director and Chairman	Highland West Capital Ltd 1508-999 West Hastings Street Vancouver, B.C. V6C 2W2 Canada	Canada

Peter Antturi, Director	Anglemont Financial Services Ltd Suite 470-1090 Homer Street, Vancouver, B.C. V6B 2W9 Canada	Canada

Rudolph Krediet, Director	Anholt Services (USA), Inc. 301 Riverside Avenue Westport, Connecticut, U.S.A. 06880	Netherlands

Heidi Locke Simon, Director	26 Parker’s Glen New Canaan, Connecticut, U.S.A. 06840	U.S.A.

Bjorn Moller, Director	4532 Caulfeild Lane West Vancouver, B.C. V7W 3J6 Canada	Canada and Denmark

Alan Semple, Director	2506 Sara Ridge Lane, Katy, Texas, U.S.A. 77450	U.S.A. and U.K.

Kenneth Hvid, President, Chief Executive Officer and Director	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada and Denmark

Arthur Bensler, Executive Vice President, Corporate Secretary and General Counsel	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

William Hung, Executive Vice President, Strategic Development	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, Executive Vice President and Chief Financial Officer	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Mark Kremin, President and Chief Executive Officer, Teekay Gas Group Ltd.	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	U.S.A.

Kevin Mackay, President and Chief Executive Officer, Teekay Tankers Ltd.	Teekay Corporation Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2	U.S.A. and U.K.